

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 24, 2017

Brian Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

      Re: **Home Bancshares, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 000-51904

Dear Mr. Davis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ John P. Nolan

                      John P. Nolan
                      Senior Assistant Chief Accountant
                      Office of Financial Services